PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 19, 1998)

FILED PURSUANT TO RULE 424(b)(5)

FILE NUMBER: 333-17061

9,625,000 Shares

Common Stock

We are offering 9,625,000 shares of our common stock. Our shares of common stock, par value $0.10 per share, are listed on the New York Stock Exchange under the symbol “NHP.” On April 28, 2003, the last reported sale price of our common stock as reported by the New York Stock Exchange was $13.67 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-4 of this prospectus supplement.

	Price to Public	Placement Agent Fee(1)	Proceeds to Us(2)

Per Share	$12.00	$0.24	$11.76

Total	$115,500,000	$2,310,000	$113,190,000

(1)	We have agreed to engage Cohen & Steers Capital Advisors, LLC as a placement agent for this offering. Cohen & Steers Capital Advisors, LLC has no commitment to purchase our common stock and will act only as an agent in obtaining indications of interest on our common stock from selected institutional investors. We have agreed to pay Cohen & Steers Capital Advisors, LLC a placement agent fee of 2.0% of gross proceeds and to pay certain of its expenses.

(2)	Before deducting estimated offering expenses of $250,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common stock will be ready for delivery on or about May 2, 2003.

The date of this prospectus supplement is April 29, 2003.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and accompanying prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and accompanying prospectus is current only as of the date of the applicable document.

SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus before making a decision to invest in our common stock.

Whenever we refer herein to “NHP,” “us,” “we” or “our,” we are referring to Nationwide Health Properties, Inc. and its subsidiaries.

THE COMPANY

Nationwide Health Properties, Inc., a Maryland corporation organized in October 1985, is a real estate investment trust that invests primarily in health care related facilities and provides financing to health care providers. As of December 31, 2002, our gross investment in our properties, including mortgage loans receivable and our investment in an unconsolidated joint venture, was approximately $1.6 billion. As of December 31, 2002, we had direct ownership of:

•	158 skilled nursing facilities;

•	132 assisted and independent living facilities;

•	11 continuing care retirement communities;

•	one rehabilitation hospital

•	one long-term acute care hospital; and

•	five buildings held for sale.

At December 31, 2002, we held 24 mortgage loans secured by:

•	25 skilled nursing facilities;

•	four assisted and independent living facilities; and

•	one continuing care retirement community.

We also have a 25% interest in an unconsolidated joint venture that owns 49 assisted living facilities located in twelve states.

Other than the five buildings held for sale, substantially all of our owned facilities are leased under “triple-net” leases, which are accounted for as operating leases, to 58 healthcare providers.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and our telephone number is (949) 718-4400.

RISK FACTORS

For a discussion of certain risks that purchasers of our common stock should consider, we refer you to the discussion under the caption “Risk Factors” in Item 1 of our annual report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference into this prospectus supplement. See “Incorporation of Certain Documents by Reference” on page 2 of the accompanying prospectus.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

Certain information contained in this prospectus supplement and accompanying prospectus includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. These statements may be identified, without limitation, by the use of forward looking terminology such as “may”, “will”, “anticipates”, “expects”, “believes”, “intends”, “should” or comparable terms or the negative thereof. All forward-looking statements included in this prospectus supplement and accompanying prospectus are based on information available to us on the date of the applicable document. These statements speak only as of the date of the applicable document and we assume no obligation to update such forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. These statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. These risks and uncertainties include, without limitation, the following:

•	continued deterioration of the operating results or financial condition, including bankruptcies, of our tenants;

•	occupancy levels at certain facilities;

•	changes in the ratings of our debt securities;

•	access to the capital markets and the cost of capital;

•	government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;

•	the general distress of the healthcare industry;

•	the effect of economic and market conditions and changes in interest rates;

•	the amount and yield of any additional investments;

•	the ability of our operators to repay deferred rent or loans in future periods;

•	our ability to attract new operators for certain facilities;

•	our ability to sell certain facilities for their book value;

•	changes in tax laws and regulations affecting real estate investment trusts; and

•	the risk factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2002.

USE OF PROCEEDS

We intend to use the net proceeds from this offering of approximately $112,940,000, after payment of expenses of this offering, including placement agent fees and expenses, for general corporate purposes, including the repayment of amounts outstanding under our revolving bank line of credit. As of April 29, 2003, the aggregate amount of such indebtedness was approximately $133,000,000, having interest rates between 2.5125% and 4.25% and a maturity date of November 7, 2005. Amounts outstanding under our bank line of credit were incurred for general corporate purposes, including the acquisition or construction of health care facilities and the funding of mortgage loans secured by health care facilities.

DIVIDEND POLICY

It has been our policy to declare quarterly dividends to holders of our common stock in order to comply with applicable sections of the Internal Revenue Code governing real estate investment trusts. Set forth below are the cash dividends per share paid from January 1, 2001 to December 31, 2002. Future dividends will be declared and paid at the discretion of our board of directors and will depend upon cash generated by operating activities, our financial condition, relevant financing instruments, capital requirements, annual distribution requirements under the real estate investment trust provisions of the Internal Revenue Code and such other factors as our board of directors deems relevant. In conjunction with this offering, we are reducing our quarterly dividend to $0.37 per share, representing a reduction of $0.09 per share or approximately twenty percent from the rate we have paid dividends historically. We currently expect to pay an annual dividend of $1.48 per share for the foreseeable future.

Dividend
2003
First quarter	$0.46
Second quarter (1)	0.37
2002
First quarter	$0.46
Second quarter	0.46
Third quarter	0.46
Fourth quarter	0.46
2001
Third quarter	$0.46
Fourth quarter	0.46

(1)	Our board of directors declared a common stock dividend of $0.37 per share to stockholders of record on May 16, 2003, and payable on June 6, 2003.

CAPITALIZATION

The following table presents our consolidated capitalization as of December 31, 2002, and as adjusted to give effect to the issuance and sale of our common stock being offered by this prospectus supplement and the use of the net proceeds from this offering for general corporate purposes, including the repayment of amounts outstanding under our revolving bank line of credit. See “Use of Proceeds” in this prospectus supplement.

This table should be read in conjunction with our financial statements and related notes contained therein in our annual report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	December 31, 2002
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$8,387	$14,327

Debt:
Borrowings under unsecured revolving credit facility	107,000	—
Senior notes due 2003-2038	614,750	614,750
Notes and bonds payable	111,303	111,303

Total debt	$833,053	$726,053
Stockholders’ equity:
Preferred stock $1.00 par value; 5,000,000 shares authorized; issued and outstanding: 1,000,000; stated at liquidation preference of $100 per share	100,000	100,000
Common stock $0.10 par value; 100,000,000 shares authorized; issued and outstanding: 49,160,216, actual; 100,000,000 shares authorized; shares issued and outstanding, as adjusted	4,916	5,879
Capital in excess of par value	610,173	722,150
Cumulative net income	680,511	680,511
Cumulative dividends	(866,460)	(866,460)

Total stockholders’ equity	529,140	642,080

Total capitalization	$1,362,933	$1,368,133

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following summary of material federal income tax considerations is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular holders of common stock in light of their personal investment or tax circumstances, or to certain types of common stock holders (including insurance companies, financial institutions or broker-dealers) subject to special treatment under the federal income tax laws.

We advise each prospective purchaser to consult its own tax advisor regarding the specific tax consequences to it of the purchase, ownership and sale of common stock in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of the purchase, ownership and sale and of potential changes in applicable tax laws.

General

We have made an election to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ending December 31, 1985. We believe that we are organized and have operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code and our proposed future method of operation will enable us to continue to so qualify. However, we may not have operated in a manner so as to qualify as a REIT or we may not continue to operate as a REIT in the future. Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code on REITs, some of which are summarized below. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, we may not satisfy the REIT tests or continue to do so. See “Failure to Qualify” below.

The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income tax treatment of a REIT and its securityholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

Taxation of our Company

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our taxable income or capital gain which is distributed to stockholders. We will, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

Notwithstanding our qualification as a REIT, we may also be subject to taxation in certain other circumstances. If we should fail to satisfy the 75% or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the greater of:

•	the amount by which we fail the 75% test; or

•	the excess of 90% of our gross income over the amount of the income attributable to sources that qualify under the 95% test, multiplied by a fraction intended to reflect our profitability.

We will also be subject to a tax of 100% on net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property) and we will be subject to tax on income from “foreclosure property” at the highest corporate rate, if we have:

•	net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business; or

•	other non-qualifying income from foreclosure property.

“Foreclosure property” is generally property acquired by reason of a default on indebtedness or a lease.

We would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year at least the sum of:

•	85% of our REIT ordinary income for that year;

•	95% of our REIT capital gain net income for that year; and

•	any undistributed taxable income from prior years.

In addition, if we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognized gain on the disposition of the asset during a ten-year period beginning on the date we acquired the asset, then the asset’s “built in” gain will be subject to tax at the highest regular corporate rate. We may also be subject to the corporate “alternative minimum tax,” on our items of tax preference, as well as tax in certain situations not presently contemplated. We use the calendar year for federal income tax purposes and for financial reporting purposes.

Requirements for Qualification

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions of income to stockholders.

Organizational Requirements.    The Internal Revenue Code defines a REIT as a corporation, trust or association:

•	which is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	which would be taxable as a domestic corporation, but for the REIT provisions of the Internal Revenue Code;

•	which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

•	the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code); and

•	which meets certain other tests, described below, regarding the nature of its income and assets.

The Internal Revenue Code provides that the first four conditions must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For our taxable years beginning on or after January 1, 1998, we will be treated as having satisfied the sixth condition if we comply with the regulatory requirements to request information from our stockholders regarding their actual ownership of our stock, and do not know, or exercising reasonable diligence would not have known, that we failed to satisfy the condition. If we fail to comply with these regulatory requirements for any taxable year we will be subject to a penalty of $25,000, or $50,000 if the failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed. Our Amended and Restated Articles of Incorporation, as amended, provide for restrictions regarding transfer of our capital stock, in order (among other purposes) to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth conditions. Such transfer restrictions are described in “Description of Common Stock—Redemption and Business Combination Provisions” in the prospectus to which this prospectus supplement relates.

Gross Income Tests.    In order for us to maintain our qualification as a REIT, there are two requirements relating to our gross income that must be satisfied annually:

•	at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income; and

•	at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from real property and from dividends, other types of interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to the share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships in which we have an interest will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described herein.

Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met:

•	the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	the Internal Revenue Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or one or more owners of 10% or more of the REIT, directly or constructively, own in the aggregate 10% or more of the tenant;

•	if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as “rents from real property;” and

•	for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives no income, except that we may directly perform certain services other than services which are not “usually or customarily rendered” in connection with the rental space for occupancy only and are considered “rendered to the occupant” of the property.

For our taxable years beginning on or after January 1, 1998, a de minimis amount of up to 1% of the gross income received by us from each property is permitted to be from the provision of non-customary services without disqualifying all other amounts received from the property as “rents from real property.” However, the de minimis amount itself will not qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. In addition, for our taxable years beginning on or after January 1, 2001, we may furnish certain services (including “non-customary” services) through a taxable REIT subsidiary. A taxable REIT subsidiary includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary is subject to federal income tax at regular corporate rates. Currently, we do not hold any interests in taxable REIT subsidiaries.

We typically do not provide services to any lessees under our leases, and to the extent that we provide services to any lessee, we believe that any and all services were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only, and therefore, that the provision of the services did not and will not cause the rents received with respect to the properties or newly-acquired properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. If we contemplate providing services in the future that reasonably might be expected not to meet the “usual or customary” standard, we will arrange to have the services provided by an independent contractor from which we derive no income or by an affiliated entity that has elected taxable REIT subsidiary status. It is anticipated that, for purposes of the gross income tests, our investment in our leases will in major part give rise to qualifying income in the form of rents and gains on the sales of leased property.

Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will be generally available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “Certain Federal Income Tax Considerations—Taxation of our Company,” even if these relief provisions apply, a tax would be imposed with respect to our excess gross income reduced by approximated expenses.

Asset Tests.    At the close of each quarter of our taxable year, we must also satisfy the following four tests relating to the nature of our assets:

•	at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of our stock offering or long-term (at least five years) debt offering), cash, cash items and government securities;

•	not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

•	of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a taxable REIT subsidiary) and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities (unless the issuer is a taxable REIT subsidiary or unless we can avail ourself of a safe harbor for “straight debt”); and

•	not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Our investment in our leases will constitute qualified assets for purposes of the 75% asset test.

Annual Distribution Requirements.    In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to you in an amount at least equal to (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. We must pay annual distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. For our taxable years beginning on or after January 1, 1998, we may designate all or a portion of our undistributed net capital gains as being includable in your income as gain from the sale or exchange of a capital asset, and you would receive an increase in the basis of your stock in our company in the amount of the income recognized. You would also be treated as having paid your proportionate share of the capital gains tax imposed on us on the undistributed amounts and would receive a corresponding decrease in the basis of your stock in us. Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year at least the sum of:

•	85% of our REIT ordinary income for that year;

•	95% of our REIT capital gain net income for that year; and

•	any undistributed taxable income from prior periods.

We have made and intend to make timely distributions sufficient to satisfy all annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between:

•	the actual receipt of income and actual payment of deductible expenses; and

•	the inclusion of that income and deduction of the expenses in arriving at our taxable income.

Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends.

Under certain circumstances relating to any Internal Revenue Service audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to you in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, we must maintain certain records and request certain information from you designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with these requirements.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to you in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. If we do fail to qualify, to the extent of current and accumulated earnings and profits, all distributions to you will be taxable as ordinary income, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to the statutory relief.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders.    As long as we qualify as a REIT, if you are a taxable U.S. stockholder, distributions made to you out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which you have held our stock. However, if you are a corporation, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your shares, you will include the distributions in income as long-term capital gain (or short-term capital gain if you have held the shares for one year or less) assuming the shares are a capital asset in your hands. In addition, any distribution declared by us in October, November or December of any year payable to you as a stockholder of record, on a specified date in any of these months shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year. You may not include in your individual income tax returns any of our net operating losses or capital losses.

In general, any loss upon a sale or exchange of shares by you, if you have held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by you as long-term capital gain.

Backup Withholding.    Assuming that you are a U.S. stockholder, we will report to you and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding with respect to distributions paid unless you:

•	are a corporation or come within certain other exempt categories and when required, demonstrate this fact; or

•	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

If you do not provide us with your correct taxpayer identification number, you may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against your income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to you, if you fail to certify your nonforeign status to us. See “Certain Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Foreign Stockholders.”

Treatment of Tax-exempt Stockholders.    If you are a tax-exempt employee pension trust or other domestic tax-exempt stockholder, our distributions to you generally will not constitute “unrelated business taxable income,” or UBTI, unless you have borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of certain REITs may be required to treat a certain percentage of that REIT’s distributions as UBTI. This requirement will apply only if:

•	the REIT would not qualify for federal income tax purposes but for the application of a “look-through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts; and

•	the REIT is “predominantly held” by qualified trusts.

A REIT is predominantly held if either:

•	a single qualified trust holds more than 25% by value of the REIT interests; or

•	one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to the total gross income (less certain associated expenses) of the REIT.

A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For those purposes, a qualified trust is any trust described in section 401(a) of the Internal Revenue Code and exempt from tax under section 501(a) of the Internal Revenue Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “five or fewer” requirement without relying upon the “look-through” exception. The restrictions on ownership of our common stock in the Articles of Incorporation will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our common stock, absent approval by the Board of Directors.

Taxation of Foreign Stockholders.    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, Non-U.S. Stockholders) are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

If you are a Non-U.S. Stockholder, the following discussion will apply to you. Distributions that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with your conduct of a U.S. trade or business, you generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the distributions (and may also be subject to the 30% branch profits tax if you are a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to you unless:

•	a lower treaty rate applies; or

•	you file an Internal Revenue Service Form W-8ECI with us claiming that the distribution is effectively connected income.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that the distributions do not exceed the adjusted basis of your shares, but rather will reduce the adjusted basis of the shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of your shares, these distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your shares in us, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that a distribution was, in fact, in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to you as if the gain were effectively connected with a U.S. business. You would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend. This amount is creditable against your FIRPTA tax liability.

Gain recognized by you upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT,” although there can be no assurance that we will retain that status. If we are not “domestically controlled,” gain recognized by you will continue to be exempt under FIRPTA if you at no time owned more than five percent of our common stock. However, gain not subject to FIRPTA will be taxable to you if:

•	investment in the shares is effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. stockholders with respect to the gain; or

•	you are a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and have a “tax home” in the United States, in which case you will be subject to a 30% tax on your capital gains.

If the gain on the sale of shares were to be subject to taxation under FIRPTA, you will be subject to the same treatment as U.S. stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

If the proceeds of a sale of shares by you are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless you certify as to your name, address and non-U.S. status or otherwise establish an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if:

•	the payment is made through an office outside the U.S. of a broker that is: (a) a U.S. person; (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or (c) a “controlled foreign corporation” for U.S. federal income tax purposes; and

•	the broker fails to initiate documentary evidence that you are a Non-U.S. Stockholder and that certain conditions are met or that you otherwise are entitled to a exemption.

Tax Aspects of our Investments in Partnerships

We hold direct or indirect interests in various partnerships. In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing items of the partnerships for purposes of the various REIT income tests and in the computation of our REIT taxable income. See “Certain Federal Income Tax Considerations—Requirements for Qualification—Gross Income Tests.” Any resultant increase in our REIT taxable income will increase our distribution requirements (see “Certain Federal Income Tax Considerations—Requirements for Qualification—Annual Distribution Requirements”), but will not be subject to federal income tax in our hands provided that the income is distributed by us to our stockholders. Moreover, for purposes of the REIT asset tests (see “Certain Federal Income Tax Considerations—Requirements for Qualification—Asset Tests”), we will include our proportionate share of assets held by the partnerships.

Other Tax Consequences

Possible Legislative or Other Actions Affecting Tax Consequences.    Prospective holders of our common stock should recognize that the present federal income tax treatment of investment in our company may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury

Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in our company.

State and Local Taxes.    We may be, and you may also be, required to pay tax in various state or local jurisdictions, including those in which we (or you) transact business or reside. Our state and local tax treatment and your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in our company.

PLAN OF DISTRIBUTION

We have agreed to engage Cohen & Steers Capital Advisors, LLC, as a placement agent for this offering. Cohen & Steers Capital Advisors, LLC may be an underwriter within the meaning of the Securities Act of 1933, as amended, in connection with its placement agent activities in this offering. Cohen & Steers Capital Advisors, LLC is an affiliate of Cohen & Steers Capital Management, Inc., which is an investment adviser to certain entities that own our shares of common stock. According to a Schedule 13G filed by Cohen & Steers Capital Management, Inc. on February 14, 2003, as of that date it beneficially owned 7,099,440, or approximately 14.44%, of our common stock then outstanding.

Cohen & Steers Capital Advisors, LLC has no commitment to purchase any of our common stock and will act only as an agent in obtaining indications of interest in our common stock from selected institutional investors. We agreed to pay the placement agent a fee of 2.0% of gross proceeds and to pay certain of its expenses.

We have agreed to indemnify the placement agent and each of its respective partners, directors, officers, associates, affiliates, subsidiaries, employees, consultants, attorneys and agents, and each person, if any, controlling the placement agent and any of its affiliates, against liabilities resulting from this offering and to contribute to payments the placement agent may be required to make for these liabilities.

In the ordinary course of business, Cohen & Steers Capital Advisors, LLC has engaged and may in the future engage in financial advisory, investment banking and other transactions with us for which customary compensation has been, and will be paid.

Subject to the terms and conditions of purchase agreements dated April 29, 2003, certain institutional investors have agreed to purchase, and we have agreed to sell, 9,625,000 shares of our common stock at a negotiated purchase price of $12.00 per share. The purchase agreements provide that the obligations of the purchasers to purchase these shares included in this offering are subject to customary closing conditions. In negotiating the offering price per share of our common stock, we considered the dilution to our stockholders that will result from this offering and the reduction in our dividend. See “Dividend Policy” in this prospectus supplement.

Jeffries & Company, Inc. is acting as settlement agent in connection with the sale of our common stock under the purchase agreements and will receive a fee of $96,250. After paying this fee, the fee to the placement agent and other estimated expenses, we anticipate receiving approximately $112,940,000 in net proceeds from this offering.

LEGAL MATTERS

The validity of the common stock we are offering by this prospectus will be passed upon for us by Venable, Baetjer & Howard, LLP, Baltimore, Maryland. Certain legal matters will be passed upon for us by O’Melveny & Myers LLP, Newport Beach, California. O’Melveny & Myers LLP will rely upon Venable, Baetjer & Howard, LLP as to matters of Maryland law.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Prospectus

NATIONWIDE HEALTH PROPERTIES, INC.

Securities

Nationwide Health Properties, Inc. (the “Company”) may offer from time to time, in one or more series, its unsecured debt securities (the “Debt Securities”), warrants to purchase Debt Securities (the “Debt Securities Warrants”), shares of its Preferred Stock, par value $1.00 per share (the “Preferred Stock”), warrants to purchase Preferred Stock (the “Preferred Stock Warrants”), warrants to purchase Depositary Shares (as defined below) (the “Depositary Shares Warrants”), shares of its Common Stock, par value $0.10 per share (the “Common Stock”) and warrants to purchase Common Stock (the “Common Stock Warrants,” and with the Debt Securities Warrants, the Preferred Stock Warrants and the Depositary Shares Warrants, being collectively referred to herein as the “Securities Warrants”). The Debt Securities, the Preferred Stock, the Common Stock and the Securities Warrants are collectively referred to herein as the “Securities.” The Securities will have an aggregate offering price of $300,000,000 and will be offered on terms to be determined at the time of offering.

In the case of Debt Securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific term of the Debt Securities will be set forth in the accompanying supplement to this Prospectus (the “Prospectus Supplement”). In the case of Preferred Stock, the specific number of shares, designation, stated value per share, liquidation preference per share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion rights and other specific terms of the series of Preferred Stock will be set forth in the accompanying Prospectus Supplement. In addition, the Prospectus Supplement will describe whether interests in the Preferred Stock will be represented by depositary shares (the “Depositary Shares”) evidenced by depositary receipts. In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in the accompanying Prospectus Supplement. In the case of Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, will be set forth in the accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability.

Securities may be sold directly, through agents from time to time or through underwriters or dealers. If any agent of the Company or any underwriter is involved in the sale of the Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. See “Plan of Distribution.” The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement.

The Debt Securities, if issued, may rank on parity with all other unsecured and unsubordinated indebtedness of the Company or may be subordinated to certain other indebtedness of the Company. See “Description of Debt Securities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  PASSED  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

The date of this Prospectus is August 19, 1998

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance therewith, files reports, proxy statements and other the information with the Securities and Exchange Commission (the “Commission”). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, Room 1024, at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. In addition, such materials may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be examined without charge at the public reference facilities maintained by the Commission at the Public Reference Room of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 are incorporated in and made a part of this Prospectus. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. A statement contained herein, in a Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any subsequently filed document which is incorporated by reference herein, modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any or all the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to Nationwide Health Properties, Inc., 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660, Attention: Mark L. Desmond (telephone number (949) 718-4400).

THE COMPANY

Nationwide Health Properties, Inc., a Maryland corporation organized in October 1985 (the “Company”), is a real estate investment trust (“REIT”) which invests primarily in health care related facilities and provides financing to health care providers. As of June 30, 1998, the Company had investments in 317 facilities located in 32 states. The facilities include 195 skilled nursing facilities, 90 assisted living facilities, 13 continuing care retirement communities, 14 residential care facilities for the elderly, 2 rehabilitation hospitals and 3 medical clinics. The facilities are operated by 60 health care providers including the following publicly traded companies: Alternative Living Services, Inc., American Retirement Corporation, ARV Assisted Living, Inc., Beverly Enterprises, Inc., Harborside Healthcare Corporation, HEALTHSOUTH Corporation, Integrated Health Services, Inc., Lexington Healthcare Group, Inc., Mariner Health Group, Inc., New Care Health Corporation, Paragon Health Network, Res-Care, Inc. and Sun Healthcare Group, Inc. Of the operators of the facilities, only Alternative Living Services, Inc. and Beverly Enterprises, Inc. account for more than 10% of the Company’s revenues.

As of June 30, 1998, the Company had direct ownership of 152 skilled nursing facilities, 84 assisted living facilities, 8 continuing care retirement communities, 14 residential care facilities for the elderly, 2 rehabilitation hospitals and 3 medical clinics. All of the Company’s owned facilities are leased under “net” leases (the “Leases”), which are accounted for as operating leases.

The Leases have initial terms ranging from 10 to 19 years, and generally the Leases have two or more multi-year renewal options. The Company earns fixed monthly minimum rents and may earn periodic additional rents. The additional rent payments are generally computed as a percentage of facility net patient revenues in excess of base amounts or as a percentage of the increase in the consumer price index. Additional rents are generally calculated and payable monthly or quarterly. Most leases contain provisions such that the total rent cannot decrease from one year to the next. Most Leases contain cross collateralization and cross default provisions tied to other Leases with the same Lessee, as well as grouped lease renewals and grouped purchase options. Obligations under the Leases have corporate guarantees, and Leases covering 172 facilities are backed by irrevocable letters of credit or security deposits which cover 1 to 12 months of monthly minimum rents. Under the terms of the Leases, the Lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

As of June 30, 1998, the Company held 32 mortgage loans secured by 43 skilled nursing facilities, 6 assisted living facilities and 5 continuing care retirement communities. As of June 30, 1998, the mortgage loans had a net book value of approximately $196,472,000 with individual outstanding balances ranging from approximately $601,000 to $21,400,000 and maturities ranging from 1998 to 2031.

As of June 30, 1998, 49 of the Company’s owned facilities and 4 of the facilities securing the Company’s mortgage loans were being operated by subsidiaries of Beverly Enterprises, Inc. (“Beverly”). Beverly has guaranteed certain obligations of its subsidiaries and of certain parties unaffiliated with Beverly in connection with 26 properties operated by such parties. Rental and interest income from Beverly accounted for 27%, 23% and 17% of the Company’s total revenues for the years ended December 31, 1995, 1996 and 1997, respectively, and for 15% of the Company’s total revenues for the six months ended June 30, 1998.

As of June 30, 1998, 47 of the Company’s owned facilities were leased to subsidiaries of Alternative Living Services, Inc. (“ALS”). ALS has guaranteed certain of the obligations of its subsidiaries. Rental income from ALS accounted for 0.3%, 6%, and 8% of the Company’s total revenues for the years ended December 31, 1995, 1996 and 1997, respectively, and for 12% of the Company’s revenues for the six months ended June 30, 1998.

The Company anticipates providing lease or mortgage financing for health care facilities to qualified operators and acquiring additional health care related facilities, including long-term health care facilities, assisted living facilities, acute care hospitals and medical office buildings. Financing for such future investment may be provided by borrowings under the Company’s bank line of credit, private placements or public offerings of debt or equity, and the assumption of indebtedness.

The Company operates so as to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). As a REIT, the Company distributes to its stockholders substantially all of its cash flow from operations and, in any event, at least 95% of its taxable income. If the Company qualifies for taxation as a REIT, it will generally not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (e.g., at the corporate and stockholder levels) that generally results from investment in stock of a corporation.

The Company’s principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and its telephone number is (949) 718-4400.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information of the Company, restated for the two-for-one stock split effective March 8, 1996, for each of the five years ended December 31, 1997 is derived from the Company’s audited consolidated financial statements, which have been audited by Arthur Andersen LLP, independent accountants. The selected consolidated financial information for the six month periods ended June 30, 1998 and 1997 has been derived from the unaudited interim consolidated financial statements of the Company and includes, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations as of and for such periods. Such financial information has been derived from financial information included in the Company’s Annual Reports on Form 10-K and the Company’s Quarterly Reports on Form 10-Q. The selected consolidated financial information set forth below should be read in conjunction with the detailed information, consolidated financial statements and related notes and applicable “Management’s Discussion and Analysis” included in the 1997, 1996, 1995, 1994 and 1993 Annual Reports on Form 10-K.

	Six Months Ended June 30,		Year Ended December 31,
	1998	1997	1997	1996	1995	1994	1993
	(in thousands, except per share data)
Operating Data:
Revenues:
Minimum rent	$48,536	$36,747	$79,587	$66,536	$54,504	$47,805	$40,758
Interest and other income	11,396	10,095	22,454	17,104	14,759	12,413	11,210
Additional rent and additional interest	7,717	6,658	13,664	12,136	11,776	9,767	8,417

	67,649	53,500	115,705	95,776	81,039	69,985	60,385
Expenses:
Interest and amortization of deferred financing costs	16,836	12,767	28,899	20,797	14,628	9,921	6,186
Depreciation and non-cash charges	12,803	9,252	19,825	16,723	13,885	12,244	10,115
General and administrative	2,295	1,812	3,993	3,312	3,144	3,007	3,088

	31,934	23,831	52,717	40,832	31,657	25,172	19,389

Income from operations	35,715	29,669	62,988	54,944	49,382	44,813	40,996
Gain on sale of facilities	2,321	—	829	—	989	—	—
Extraordinary charge(1)	—	—	—	—	—	—	(2,004)

Net income	38,036	29,669	63,817	54,944	50,371	44,813	38,992
Preferred stock dividends	(3,839)	—	(1,962)	—	—	—	—

Net income available to common stockholders	$34,197	$29,669	$61,855	$54,944	$50,371	$44,813	$38,992

Dividends paid on common stock	$36,945	$32,607	$65,734	$59,581	$53,182	$47,751	$42,883

Per Share Data
Basic/ diluted income from operations available to common stockholders	$0.73	$0.71	$1.45	$1.36	$1.30	$1.23	$1.17
Basic/diluted net income available to common stockholders	0.78	0.71	1.47	1.36	1.33	1.23	1.11
Dividends paid on common stock	0.84	0.78	1.56	1.48	1.41	1.31	1.21

Balance Sheet Data:
Investments in real estate, net	$1,174,146	$820,596	$1,053,273	$722,506	$652,231	$501,862	$428,473
Total assets	1,207,052	843,939	1,077,394	744,984	670,111	513,809	440,165
Senior unsecured notes due 2000-2037	375,000	275,000	355,000	190,000	100,000	—	—
Bank borrowings	87,700	46,300	19,600	32,300	93,900	80,200	3,800
Convertible debentures	58,875	64,720	64,512	64,920	65,000	67,920	73,609
Notes and bonds payable	65,234	9,189	58,297	9,229	23,364	20,520	23,047
Stockholders’ equity	584,250	426,064	553,046	428,588	371,822	336,106	332,927

Other Data:
Net cash provided by operating activities	$52,666	$39,562	$86,010	$74,129	$66,972	$56,756	$49,725
Net cash used in investing activities	(121,237)	(106,282)	(267,302)	(85,034)	(151,476)	(83,185)	(56,261)
Net cash provided by financing activities	72,293	65,697	179,775	14,667	88,699	26,544	1,882
Funds from operations available to common stockholders(3)	44,679	38,921	80,851	71,667	63,267	57,057	51,111
Weighted Average Shares Outstanding	43,760	41,802	42,164	40,373	37,808	36,356	35,188

(1)	The Company incurred an extraordinary charge representing the write-off of unamortized deferred financing costs and fees in connection with the prepayment of a substantial portion of the Company’s secured debt.

(2)	For per share purposes, income from continuing operations is defined as income before the effect of any gains or losses on sales of properties.

(3)	Industry analysts generally consider funds from operations to be an alternative measure of the performance of an equity REIT. The Company therefore discloses funds from operations, although it is a measurement that is not defined by generally accepted accounting principles. The Company uses the NAREIT measure of funds from operations, which is generally defined as income before extraordinary items plus certain non-cash items, primarily real estate depreciation, less gains on sales of facilities. The NAREIT measure may not be comparable to similarly titled measures used by other REITs. Consequently, the Company’s funds from operations may not provide a meaningful measure of the Company’s performance as compared to that of other REITs. Funds from operations does not represent cash generated from operating activities as defined by generally accepted accounting principles (funds from operations does not include changes in operating assets and liabilities) and, therefore, should not be considered as an alternative to net income as the primary indicator of operating performance or to cash flow as a measure of liquidity.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30, 1998
	1993	1994	1995	1996	1997
Ratio	7.63	5.52	4.44	3.64	3.03	2.88

RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,					Six Months Ended June 30, 1998
	1993	1994	1995	1996	1997
Ratio	7.63	5.52	4.44	3.64	2.85	2.61

USE OF PROCEEDS

Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for general corporate purposes, including the repayment of bank lines of credit and investments in health care related properties. The Company uses its existing revolving bank credit facility primarily to provide financing for the acquisitions of health care related facilities. To the extent that the Company has amounts outstanding under the credit facility at the time it issues Securities, it is currently required to use the proceeds of such issuance to repay amounts outstanding under the credit facility.

DESCRIPTION OF DEBT SECURITIES

Debt Securities may be issued from time to time in series under an Indenture (the “Indenture”) to be entered into between the Company and The Bank of New York, as Trustee (the “Trustee”). As used under this caption, unless the context otherwise requires, Offered Debt Securities shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement. The statements under this caption are brief summaries of certain provisions contained in the Indenture, do not purport to be complete and are qualified in their entirety by reference to the Indenture, including the definition therein of certain terms, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following sets forth certain general terms and provisions of the Debt Securities. Further terms of the Offered Debt Securities will be set forth in the Prospectus Supplement.

General

The Indenture provides for the issuance of Debt Securities in series, and does not limit the principal amount of Debt Securities which may be issued thereunder.

Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (1) the specific title of the Offered Debt Securities; (2) the aggregate principal amount of the Offered Debt Securities; (3) the percentage of their principal amount at which the Offered Debt Securities will be issued; (4) the date on which the Offered Debt Securities will mature; (5) the rate or rates per annum or the method for determining such rate or rates, if any, at which the Offered Debt Securities will bear interest; (6) the times at which any such interest will be payable; (7) any provisions relating to optional or mandatory redemption of the Offered Debt Securities at the option of the Company or pursuant to sinking fund or analogous provisions; (8) the denominations in which the Offered Debt Securities are authorized to be issued; (9) any provisions relating to the conversion or exchange of the Offered Debt Securities into Common Stock, Preferred Stock or into Debt

Securities of another series; (10) whether the Offered Debt Securities are to be issued in fully registered form without coupons or in bearer form with interest coupons or both; (11) the place or places at which the Company will make payments of principal (and premium, if any) and interest, if any, and the method of payment; (12) whether the Offered Debt Securities will be issued in whole or in part in global form; (13) any additional covenants and Events of Default and the remedies with respect thereto not currently set forth in the Indenture; (13) whether the Offered Debt Securities will be subordinated to other indebtedness of the Company; and (14) any other specific terms of the Offered Debt Securities.

One or more series of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Tax and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

Status of Debt Securities

The Debt Securities will be unsecured obligations of the Company and may be ranking on a parity with all other unsecured and unsubordinated indebtedness or may be subordinated to certain other indebtedness of the Company.

Conversion Rights

The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock, Preferred Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company’s status as a REIT, a Holder may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of the Company’s shares of Common Stock.

Absence of Restrictive Covenants

Except as noted below under “Dividends, Distributions and Acquisitions of Capital Stock,” the Company is not restricted by the Indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on its property for any purpose. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. Except as may be set forth in the Prospectus Supplement, there are no provisions of the Indenture which afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

Optional Redemption

The Debt Securities will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the Company’s status as a REIT, at the option of the Company in the manner specified in the Indenture at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. The Indenture does not contain any provision requiring the Company to repurchase the Debt Securities at the option of the Holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company, even though the Company’s creditworthiness and the market value of the Debt Securities may decline significantly as a result of such transaction. The Indenture does not protect Holders of the Debt Securities against any decline in credit quality, whether resulting from any such transaction or from any other cause.

Dividends, Distributions and Acquisitions of Capital Stock

The Indenture provides that the Company will not (i) declare or pay any dividend or make any distribution on its capital stock or to holders of its capital stock (other than dividends or distributions payable in its capital stock or other than as the Company determines is necessary to maintain its status as a REIT) or (ii) purchase, redeem or otherwise acquire or retire for value any of its capital stock, or any warrants, rights or options or other securities to purchase or acquire any shares of its capital stock (other than the Debt Securities) or permit any subsidiary to do so, if at the time of such action an Event of Default (as defined in the Indenture) has occurred and is continuing or would exist immediately after giving effect to such action.

Events of Default

An Event of Default with respect to Debt Securities of any series is defined in the Indenture as being: (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of one or more series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency, conservatorship, receivership or reorganization; (f) a default under any mortgage, indenture or instrument evidencing any indebtedness for borrowed money by the Company (including the Indenture) resulting in an aggregate principal amount exceeding $10,000,000 becoming or being declared due and payable prior to its maturity date or constituting a failure to pay at maturity an aggregate principal amount exceeding $10,000,000, unless such acceleration has been rescinded or annulled or such indebtedness has been discharged within 10 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities declaring a default or the Company is contesting the validity of such default in good faith by appropriate proceedings; and (g) any other Event of Default provided with respect to the Debt Securities of that series.

If an Event of Default with respect to the outstanding Debt Securities of any series occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain limitations, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holders to, among other things, (a) evidence the succession of another corporation to the Company, (b) add to the covenants of the Company or surrender any right or power conferred upon the Company, (c) cure any ambiguity, correct or supplement any provision which may be defective or inconsistent or make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of the Holders of Debt Securities of any series in any material respect, or (d) evidence and provide for a successor Trustee.

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest, if any, on any Debt Security, (b) reduce the principal amount of, or premium or interest if any, on any Debt Security, (c) reduce the amount of principal of an original issue discount Debt Security payable upon acceleration of the maturity thereof, (d) change the currency of payment of the principal of, or premium or interest, if any, on any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) modify the conversion provisions, if any, of any Debt Security in a manner adverse to the Holder of that Debt Security, or (g) reduce the percentage in principal amount of the outstanding Debt Security of any series, the consent of whose Holders is required for modification or amendment of that Indenture or for waiver of compliance with certain provisions of that Indenture or for waiver of certain defaults.

The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all Holders of the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all Holders of the Debt Securities of that series, waive any past default under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal or premium or interest, if any, or a default in respect of a covenant or provision which under the terms of the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of the series affected.

Consolidation, Merger and Sale of Assets

The Indenture provides that the Company, without the consent of the Holders of any of the Debt Securities, may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of the United States or any state, provided that the successor corporation assumes the Company’s obligations under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met.

Global Securities

The Debt Securities of a series may be issued in whole or in part in global form (the “Global Securities”). The Global Securities will be deposited with a depositary (the “Depositary”), or with a nominee for a Depositary, identified in the Prospectus Supplement. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

The specific material terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such

Global Security to the accounts of persons that have accounts with such Depositary (“participants”). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the Holders of the Debt Securities, the Company, the Trustee and its agents will treat a person as the holder of such principal amount of Debt Securities as specified in a written statement of the Depositary. Except as set forth herein or otherwise provided in the Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture.

Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of such participants.

If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in Debt Securities represented by Global Securities.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), and the articles supplementary (the “Articles Supplementary”) relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

General

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.10 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share (“preferred stock of the Company,” which term, as used herein, includes the Preferred Stock offered hereby). See “Description of Common Stock.”

Under the Articles of Incorporation, the Board of Directors of the Company is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of preferred stock of the Company, in one or more series, with such voting, dividend, conversion or liquidation rights, designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions of shares of such series as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company.

As described under “Description of Depositary Shares,” the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts (the “Depositary Receipts”), each representing a fraction (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) of a share of the particular series of the Preferred Stock issued and deposited with a depositary, in lieu of offering full shares of such series of the Preferred Stock.

The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; (vii) whether the Company has elected to offer Depositary Shares as described below under “Description of Depositary Shares;” and (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company’s general creditors.

Certain Provisions of the Articles of Incorporation

See “Description of Common Stock—Redemption and Business Combination Provisions” for a description of certain provisions of the Articles of Incorporation, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

Dividend Rights

Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as are set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company (or, if applicable, the records of the Depositary (as hereinafter defined) referred to under “Description of Depositary Shares”) on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

So long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock), the Company may not, other than as the Company determines is necessary to maintain its status as a REIT, declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock ranking junior to such series of Preferred Stock being herein referred to as “Junior Stock”), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

Redemption

A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Conversion Rights

The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto. See “Description of Common Stock.”

Voting Rights

Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

So long as any shares of the Preferred Stock of a series remain outstanding, the consent or the affirmative vote of the holders of at least 66 2/3% of the votes entitled to be cast with respect to the then outstanding shares of such series of the Preferred Stock together with any Other Preferred Stock (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of the Company ranking prior to the Preferred Stock of such series as to dividends, voting or upon distribution of assets and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges qualifications, limitations and other characteristics of such series of the Preferred Stock. In case any series of the Preferred Stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of the Other Preferred Stock then outstanding, the holders of shares of the Preferred Stock of such series, together with any series of the Other Preferred Stock which will be similarly affected, will be entitled to vote as a class, and the Company will not take such action without the consent or affirmative vote, as above provided, of at least 66 2/3% of the total number of votes entitled to be cast with respect to each such series of the Preferred Stock and the Other Preferred Stock similarly affected, then outstanding, in lieu of the consent or affirmative vote hereinabove otherwise required.

With respect to any matter as to which the Preferred Stock of any series is entitled to vote, holders of the Preferred Stock of such series and any other series of preferred stock of the Company ranking on a parity with such series of the Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the “Other Preferred Stock”) will be entitled to cast the number of votes set forth in the Prospectus Supplement with respect to that series of Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of the Preferred Stock to vote together as a class with the holders of shares of one or more series of Other Preferred Stock, it is possible that the holders of such shares of Other Preferred Stock could approve action that would adversely affect such series of Preferred Stock, including the creation of a class of capital stock ranking prior to such series of Preferred Stock as to dividends, voting or distributions of assets.

As more fully described below under “Description of Depositary Shares,” if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote per Depositary Share.

Transfer Agent and Registrar

Unless otherwise indicated in a Prospectus Supplement relating thereto, The Bank of New York will be the transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

The description set forth below and in the Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts do not purport to be complete and are subject to and qualified in their entirety by reference to the Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock. The forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part.

General

The Company may, at its option, elect to offer fractional shares of Preferred Stock rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock) of a share of a particular series of the Preferred Stock as described below.

The shares of any series of the Preferred Stock represented by Depositary Shares will be deposited under a separate deposit agreement (the “Deposit Agreement”) among the Company, a bank or trust company selected by the Company (the “Depositary”) and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will in general be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

The Depositary Shares relating to any series of the Preferred Stock will be evidenced by Depositary Receipts issued pursuant to the related Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing such Depositary Shares in accordance with the terms of the offering made by the related Prospectus Supplement.

Upon surrender of Depositary Receipts at the office of the Depositary equal to one or more whole Depositary Shares and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Receipts is entitled to have the Depositary deliver to such holder certificates representing the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

Dividends and Other Distributions

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts relating to such Preferred Stock in proportion, insofar as practicable, to the respective numbers of Depositary Shares evidenced by such Depositary Receipts held by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Receipts a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary (without liability for the interest thereon), for distribution to record holders of Depositary Receipts then outstanding.

In the event of a distribution other than in cash, the Depositary will distribute such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective numbers of Depositary Shares evidenced by the Depositary Receipts held by such holders on the relevant record date, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of such securities or property.

The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to holders of Depositary Receipts.

The amount distributed in all of the foregoing cases will be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes and governmental charges.

Redemption of Depositary Shares

If a series of the Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Receipts evidencing the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary’s books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock plus all money and other property, if any, payable with respect to such Depositary Share, including all amounts payable by the Company in respect of any accumulated but unpaid dividends; provided, however, the Depositary may deduct such fees and charges as are expressly provided in the Deposit Agreement for the account of the holders of Depositary Receipts. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata (subject to rounding to avoid fractions of Depositary Shares) as may be determined by the Depositary.

After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of Depositary Receipts evidencing such Depositary Shares will cease, except the right to receive without interest the moneys payable upon such redemption and any money or other property to which such holders were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting or action to be taken by written consent at or as to which the holders of the Preferred Stock are entitled to vote or consent, the Depositary will mail the information contained in such notice of meeting or action to the record holders of the Depositary Receipts evidencing the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Receipts on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights or the giving or refusal of consent, as the case may be, pertaining to the number of shares of the Preferred Stock represented by the Depositary Shares evidenced by such holder’s Depositary Receipts. The Depositary will endeavor, insofar as practicable, to vote, or give or withhold consent with respect to, the maximum number of whole shares of the Preferred Stock represented by all Depositary Shares as to which any particular voting or consent instructions are received, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting, or giving consents with respect to, shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing Depositary Shares representing such Preferred Stock.

Amendment and Termination of the Deposit Agreement

The form of Depositary Receipt evidencing the Depositary Shares relating to any series of Preferred Stock and any provision of the related Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable.

However, any amendment which imposes or increases any fees, taxes or charges upon holders of Depositary Shares or Depositary Receipts relating to any series of Preferred Stock or which materially and adversely alters the existing rights of such holders will not be effective unless such amendment has been approved by the record holders of Depositary Receipts evidencing at least a majority of such Depositary Shares then outstanding. Notwithstanding the foregoing, no such amendment may impair the right of any holder of Depositary Shares or Depositary Receipts to receive any moneys or other property to which such holder may be entitled under the terms of such Depositary Receipts or the Deposit Agreement at the times and in the manner and amount provided for therein. A Deposit Agreement may be terminated by the Company or the Depositary only after (i) all outstanding Depositary Shares relating thereto have been redeemed and any accumulated and unpaid dividends on the Preferred Stock represented by the Depositary Shares, together with all other moneys and property, if any, to which holders of the related Depositary Receipts are entitled under the terms of such Depositary Receipts or the related Deposit Agreement, have been paid or distributed as provided in the Deposit Agreement or provision therefor has been duly made, (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Receipts, or (iii) in the event the Depositary Shares relate to a series of Preferred Stock which is convertible into shares of Common Stock, all outstanding Depositary Shares have been converted into shares of Common Stock; provided, however, that resignation and removal of the Depositary, and appointment of a successor Depositary shall not constitute a termination of a Deposit Agreement.

Miscellaneous

The Depositary will forward to record holders of Depositary Receipts, at their respective addresses appearing in the Depositary’s books, all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock or Depositary Receipts.

The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Receipts evidencing the Depositary Shares, any redemption of the Preferred Stock and any withdrawals of Preferred Stock by the holders of Depositary Shares. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts which may be deducted from payments otherwise due to such holders with respect to their Depositary Receipts.

The Deposit Agreement will contain provisions relating to adjustments in the fraction of a share of Preferred Stock represented by a Depositary Share in the event of a change in par or stated value, split-up, combination or other reclassification of the Preferred Stock or upon any recapitalization, merger or sale of substantially all of the assets of the Company.

Neither the Depositary nor any of its agents nor any registrar nor the Company will be (i) liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement, (ii) subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for the relevant party’s gross negligence or willful misconduct or (iii) obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or the Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by holders of Depositary Receipts or other persons in good faith believed to be competent and on documents reasonably believed to be genuine.

Resignation or Removal of Depositary

The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

DESCRIPTION OF COMMON STOCK

Common Stock

All shares of Common Stock participate equally in dividends payable to stockholders of Common Stock when and as declared by the Board of Directors and in net assets available for distribution to stockholders of Common Stock on liquidation or dissolution, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of Common Stock are, and the Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the Common Stock do not have preference, conversion, exchange or preemptive rights. The Common Stock is listed on the New York Stock Exchange (NYSE Symbol: NHP).

Redemption and Business Combination Provisions

If the Board of Directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, the Board of Directors shall have the power (i) by lot or other means deemed equitable by it to call for the purchase from any stockholder of the Company a number of voting shares sufficient, in the opinion of the Board of Directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of such beneficial owner to a level of no more than 9.9% of the outstanding voting shares of the Company’s capital stock, and (ii) to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the Board of Directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of capital stock of the Company. Further, any transfer of shares, options, warrants or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisitions are sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the Board of Directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the Board of Directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

The Articles of Incorporation require that, except in certain circumstances, Business Combinations (as defined) between the Company and a beneficial holder of 10% or more of the Company’s outstanding voting stock (a “Related Person”) be approved by the affirmative vote of at least 90% of the outstanding voting shares of the Company.

A Business Combination is defined in the Articles of Incorporation as (a) any merger or consolidation of the Company with or into a Related Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any “Substantial Part” (as defined below) of the assets of the Company (including without limitation any voting securities of a subsidiary) to a Related Person, (c) any merger or consolidation of a Related Person with or into the Company, (d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Company, (e) the issuance of any securities (other than by way of pro rata distribution to all stockholders) of the Company to a Related Person, and (f) any agreement, contract or other arrangement providing for any of the transactions described in the definition of Business Combination. The term “Substantial Part” shall mean more than 10% of the book value of the total assets of the Company as of the end of its most recent fiscal year ending prior to the time the determination is being made.

Pursuant to the Articles of Incorporation, the Company’s Board of Directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year. As of the date of this Prospectus, there are six directors, divided into three classes consisting of one, two and three directors, respectively.

The foregoing provisions of the Articles of Incorporation and certain other matters may not be amended without the affirmative vote of at least 90% of the outstanding voting shares of the Company.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. The Board of Directors’ authority to issue and establish the terms of currently authorized Preferred Stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See “Description of Preferred Stock.” The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board of Directors believes that inclusion of the Business Combination provisions in the Articles of Incorporation may help assure fair treatment of stockholders and preserve the assets of the Company.

The foregoing summary of certain provisions of the Articles of Incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and the Articles of Incorporation, a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

Transfer Agent and Registrar

The Bank of New York is the transfer agent and registrar of the Common Stock.

DESCRIPTION OF SECURITIES WARRANTS

The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Securities Warrants may be issued independently or together with Debt Securities, Preferred Stock, Depositary Shares or Common Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Each series of Securities Warrants will be issued under a separate warrant agreement (a “Securities Warrant Agreement”) to be entered into between the Company and a bank or trust company, as Securities Warrant agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant agent will act solely as an agent of the Company in connection with the Securities Warrant certificates relating to the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant certificates or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrant certificates relating to each series of Security Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including, in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of any series of Debt Securities, Preferred Stock or Depositary Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Debt Security, Preferred Stock or Depositary Share; (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities, Preferred Stock or Depositary Shares will be transferable separately; (v) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the date (the “Expiration Date”) on which such right shall expire; (vii) whether the Securities Warrants will be issued in registered or bearer form; (viii) any special United States Federal income tax consequences; (ix) the terms, if any, on which the Company may accelerate the date by which the Securities Warrants must be exercised; and (x) any other terms of such Securities Warrants.

In the case of Securities Warrants for the purchase of Preferred Stock, Depositary Shares or Common Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price, and in the case of Securities Warrants for Preferred Stock or Depositary Shares, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants or underlying the Depositary Shares purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the series of Debt Securities, Preferred Stock or Depositary Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Debt Security, Preferred Stock or Depositary Share; (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities, Preferred Stock, Depositary Shares or Common Stock will be transferable separately; (v) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date; (vi) any special United States Federal income tax consequences; and (vii) any other terms of such Securities Warrants.

Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus

Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock, Depositary Shares or Common Stock, holders of such Securities Warrants will not have any rights of holders of such Preferred Stock, Depositary Shares or Common Stock, including the right to receive payments of dividends, if any, on such Preferred Stock or Common Stock, or to exercise any applicable right to vote.

Certain Risk Considerations

Any Securities Warrants issued by the Company will involve a certain degree of risk, including risks arising from fluctuations in the price of the underlying securities and general risks applicable to the stock market (or markets) on which the underlying securities are traded.

Prospective purchasers of the Securities Warrants should recognize that the Securities Warrants may expire worthless and, thus, purchasers should be prepared to sustain a total loss of the purchase price of their Securities Warrants. This risk reflects the nature of a Securities Warrant as an asset which, other factors held constant, tends to decline in value over time and which may, depending on the price of the underlying securities, become worthless when it expires. The trading price of a Securities Warrant at any time is expected to increase if the price, or, if applicable, dividend rate on the underlying securities, increases. Conversely, the trading price of a Securities Warrant is expected to decrease as the time remaining to expiration of the Securities Warrant decreases and as the price or, if applicable, dividend rate on the underlying securities, decreases. Assuming all other factors are held constant, the more a Securities Warrant is “out-of-the-money” (i.e., the more the exercise price exceeds the price of the underlying securities and the shorter its remaining term to expiration), the greater the risk that a purchaser of the Securities Warrant will lose all or part of his or her investment. If the price of the underlying securities does not rise before the Securities Warrant expires to an extent sufficient to cover a purchaser’s cost of the Securities Warrant, the purchaser will lose all or part of his or her investment in such Securities Warrant upon expiration.

In addition, prospective purchasers of the Securities Warrants should be experienced with respect to options and option transactions and understand the risks associated with options and should reach an investment decision only after careful consideration, with their financial advisers, of the suitability of the Securities Warrants in light of their particular financial circumstances and the information discussed herein and, if applicable, the Prospectus Supplement. Before purchasing, exercising or selling any Securities Warrants, prospective purchasers and holders of Securities Warrants should carefully consider, among other things, (i) the trading price of the Securities Warrants, (ii) the price of the underlying securities at such time, (iii) the time remaining to expiration and (iv) any related transaction costs. Some of the factors referred to above are in turn influenced by various political, economic and other factors that can affect the trading price of the underlying securities and should be carefully considered prior to making any investment decisions.

Purchasers of the Securities Warrants should further consider that the initial offering price of the Securities Warrants may be in excess of the price that a purchaser of options might pay for a comparable option in a private, less liquid transaction. In addition, it is not possible to predict the price at which the Securities Warrants will trade in the secondary market or whether any such market will be liquid. The Company may, but is not obligated to, file an application to list any Securities Warrants issued on a United States national securities exchange. To the extent that any Securities Warrants are exercised, the number of Securities Warrants outstanding will decrease, which may result in a lessening of the liquidity of the Securities Warrants. Finally, the Securities Warrants will constitute direct, unconditional and unsecured obligations of the Company and as such will be subject to any changes in the perceived creditworthiness of the Company.

Exercise of Securities Warrants

Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Stock, Depositary Shares or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

Securities Warrants may be exercised by delivering to the Securities Warrant agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities, Preferred Stock, Depositary Shares or Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities, Preferred Stock, Depositary Shares or Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

Amendments and Supplements to Securities Warrant Agreement

The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

Common Stock Warrant Adjustments

Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in capital stock and stock splits, combinations or reclassifications of the Common Stock, (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Securities Warrant Agreement for such series of Common Stock Warrants), and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Stock) or of subscription rights and warrants (excluding those referred to above).

No adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder’s Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.

PLAN OF DISTRIBUTION

The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directory or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell Securities in exchange for one or more of its outstanding issues of the Securities or other securities. The Company also may, from time to time, authorize dealers, acting as the Company’s agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities.

If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company’s agents to solicit offers by certain institutions to purchase the Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of the Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by Contracts.

The net proceeds to the Company from the sale of the Securities will be the purchase price of the Securities less any such discounts or commissions and the other attributable expenses of issuance and distribution.

LEGAL MATTERS

The validity of the Securities offered hereby will be passed upon for the Company by O’Melveny & Myers LLP. In addition, O’Melveny & Myers LLP has passed upon certain federal income tax matters relating to the Company.

EXPERTS

The consolidated balance sheets of the Company as of December 31, 1997, 1996, 1995, 1994, and 1993 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the five years in the period ended December 31, 1997, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

9,625,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

April 29, 2003